UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and Bolloré Telecom Run 4G Mobile WiMAX™ 802.16e Pilot at France's Cote d'Azur. Dated July 13th, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and Bolloré Telecom Run 4G Mobile WiMAX™
802.16e Pilot at France’s Cote d’Azur

French operator creates a testbed for broadband access with Alvarion’s
Mobile WiMAX 4Motion® solution

Tel Aviv, Israel, July 13, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced a WiMAX pilot with French operator Bolloré telecom in Marina Port Vauban in the south of France. The pilot is based on Alvarion’s end-to-end mobile WiMAX 4Motion® solution operating at 3.5 GHz frequency band.

The pilot is conducted in cooperation with the Antibes municipalities and will showcase Alvarion’s end-to-end 4Motion solution integrated with the Service Controller (AAA) from Bridgewater Systems (TSX: BWC). Bolloré telecom will pilot a variety of applications including internet access, video streaming and VoIP services to docked boats located in the marina, as well as the surrounding beach, school and municipal buildings. In addition, video surveillance applications will be tested at Port Vauban using camera from Axis.

“This collaboration highlights our interest in the various broadband applications and rich user experience enabled by 4G”, said Dominique Roux, Chairman of Bolloré telecom. “This pilot is commissioned as part of Bolloré telecom’s forward planning to spread wireless broadband to a large part of the country. It demonstrates the capabilities of WiMAX technology and provides a peak into Bolloré telecom’s planned initiatives to bring cutting edge broadband communications to France.”

The live pilot will connect many USB devices and PC cards given to owners of docked boats in the marina. The pilot, which could potentially extend to an additional 350 marinas in France, aims to demonstrate the next generation wireless applications to tourists, visitors and local businesses in the area.

“The pilot is conducted using Alvarion’s end-to-end mobile WiMAX solution that consists of latest technology and feature sets,” said Tzvika Friedman, CEO of Alvarion. “Bolloré telecom’s planned network makes an excellent platform to test the delivery of cutting edge WiMAX services. This test network will allow people to experience a variety of wireless broadband services in real time.”

About Bolloré telecom
Bolloré telecom is a global mobile broadband operator with operations in France through licenses at 3,5GHz covering 20 out of 22 regions, and Western Africa. Bolloré telecom’s project is to offer a large scale coverage for both outdoor and indoor broadband access, hence delivering the first qualitative and capacitive answer to the 4G revolution.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.